ROYAL BEES COMPANY, INC.

123 W. Nye Lane, Ste. 129

Carson City, NV 89706

September 20, 2012

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn:  Tonya K. Aldave

Re:

Royal Bees Company, Inc.

Registration Statement on Form S-1

Filed February 10, 2012

File No. 333-179461

Dear Ms. Aldave:

Royal Bees Company, Inc., (the “Company”), has received your comment letter dated March 8, 2012(“comment letter”) pertaining to the above referenced Registration Statement on Form S-1.   Amendment No. 1 to the Form S-1 (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes.

This letter contains the Company’s responses to the comment letter.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

General

1.

We note that in some parts of your registration statement you state that the price of your shares will be fixed at $0.10 for the duration of the offering. In other sections, however, you state that the price will be “$0.10 per share until [your] shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.” Please revise your disclosure for consistency.

Response:

We have revised our disclosure to clearly state that the price will be $0.10 per share for the duration of this offering and thereafter at prevailing market prices or privately negotiated prices.

2.

We note that your sole officer and director acquired the shares to be registered recently in 2010 for the same price for which the shares are initially being offered, and, the shares would represent approximately 46% of the company’s outstanding shares of common stock. As a result, we note that the offering appears to be an indirect primary offering. Given the nature and size of the offering by the majority shareholder, please advise regarding your basis for determining that the offering is appropriately characterized as an offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933.

Response:

We have revised our registration statement to reflect our sole officer and director is registering 1,000,000 shares which is 9.2% of the total issued and outstanding shares.

3.

Please provide support for the following statements or delete:

•

all factual assertions included in the first paragraph in the Pollination section on page 14;

•

“[t]he shortage of hives in California has become so severe that some beekeepers travel from as far as Florida and from abroad, especially Australia, to bring their bees to California for pollination season” on page 14;

•

the “honey market is currently very strong, especially for locally-produced honey, specialty honey and certified Kosher or organic honey” and that “prices for local honey have nearly doubled in the past three years” on page 15;

•

“[c]onsuming about 2 table spoons of local honey a day works exactly like an allergy shot” on page 20; and

•

“[i]t is a great idea to consume raw, unprocessed, local honeys that is no farther than 100 mile radius from where you live and work, because it is the local vegetation that is releasing the irritants into the atmosphere that are causing the allergies” on page 20.

Response:

We have revised this section to either identify the source of the factual assertion or have deleted the reference as appropriate.

4.

Please amend your filing to include updated financial statements that comply with the requirements of Rule 8-08 of Regulation S-X.

Response:

We have updated our financial statements to include year end December 31, 2011 audited and six months ended June 30, 2012 unaudited.

5.

Please include a currently dated consent from the independent public accountant in the amendment to your registration statement.

Response:

We have included a currently dated consent from our accountant as requested.

Registration Statement Cover Page

6.

Please remove the “small business issuer” designation on the cover of the registration statement.

Response:

We have removed reference to small business issuer as requested.

7.

While we note your disclosure on page 2, it appears that you are calculating the registration fee based on Rule 457(a) as opposed to Rule 457(o). Please advise or revise your table accordingly.

Response:

We have revised our disclosure to reflect Rule 457(a) and have adjusted our filing fee based on the reduced number of shares we are registering.

8.

It appears that the $0.10 per share price of the shares you are registering is the same price as the price some of your selling shareholders paid for their shares. As such, it appears that the $0.10 per share price prohibits these selling shareholders from making any profit on sales of shares that they acquired unless and until there is an active trading market. This suggests that the $0.10 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

Response:

We have revised the selling price per share to $0.12 which would allow a profit margin to any selling shareholders.

Calculation of Registration Fee, page 2

9.

You state in paragraph 2 that the selling shareholders may sell shares of their common stock at a fixed price of $0.10 per share for the duration of the offering. However, you state in paragraph 4 that the disposition of shares by selling shareholders must be at a fixed price of $.001 for the duration of the offering. Please reconcile your disclosure, as appropriate.

Response:

We have revised this statement to reflect a fixed price of $0.12 for the duration of the offering.

Item 3. Prospectus Summary, page 5

10.

Please disclose (i) the aggregate market price of your common stock based on the proposed offering price of $0.10 per share and (ii) the balance of your total stockholders’ equity as of the most recent balance sheet date.

Response:

We have added the requested information to our summary table.

11.

In one of your introductory paragraphs, please disclose your losses for the most recent period and your cumulative losses from inception. In addition, revise to disclose your monthly “burn rate” and the amount of time that your present capital will last at this rate. Also, disclose your limited operations, your limited revenues to date and the fact that your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern.

Response:

We have revised our summary to include the requested information.

12.

In your summary description regarding your business, please revise to disclose that you have approximately 150 hives and that you mainly rent your hives to local farmers for pollination.

Response:

We have revised our summary disclosure to include a statement regarding the number of hives we rent for pollination.

13.

Please also briefly disclose the honey products that you currently produce and sell. Also revise the Honey Products section on page 15 accordingly.

Response:

We have revised our summary disclosure to include a brief description of our honey products.  We have also revised our Honey Products section accordingly.

Risk Factors, page 7

14.

Please add a risk factor to discuss your limited operating history.

Response:

We have revised our disclosure to include a risk factor regarding our limited operating history.

15.

Please add a risk factor to discuss Mr. Lyashevskiy’s potential conflict of interests as your sole officer and director and significant shareholder.

Response:

We have added the requested risk factor regarding potential conflicts of interest.

16.

Please include a separate risk factor to estimate costs of being a public company and describe the experience of your officer and director, if any, in running a public company.

Response:

We have added a risk factor to identify the added costs of being a public company and describing the lack of experience of our officer and director in running a public company.

We Are Dependent On The Services, page 8

17.

Please revise here and in your Liquidity and Capital Resources section on page 22 to estimate additional financing you may require and disclose whether you have taken any steps to seek additional financing.

Response:

We have added a risk factor to discuss our need to raise capital and have revised our Liquidity and Capital Resources section accordingly.

Item 7. Selling Security Holders, page 11

18.

We note the disclosure that the prospectus will “also” be used for the offering of your common stock shares owned by selling security holders. Please revise the first sentence to remove the implication that you have another offering that is in addition to the offering by the selling security holders.

Response:

We have deleted the word “also” to remove any implication of another offering.

19.

Please note that certain family members are deemed to beneficially own the shares held by other family members. Please confirm that your selling shareholders table is accurate in this regard.

Response:

There are no beneficial ownership relationships amongst the selling shareholders, therefore, no further disclosure is required.

20.

Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered by Chase Family Trust and World Ventures, LLC.

Response:

We have added footnotes to the selling security holders table to identify the controlling party of each entity as requested.

Item 8. Plan of Distribution, page 12

Resale Offering, page 12

21.

We note your disclosure in this section that selling security holders “may be deemed to be ‘underwriters.’” Please revise to state as you do in the paragraph following the footnotes to the Selling Security Holders table on page 11 that “each of the selling shareholders is an ‘underwriter’ within the meaning of the Securities Act.”

Response:

We have revised this statement to indicate selling securities holders “are” underwriters.

Item 11. Information with Respect to the Registrant, page 14

Description of Business, page 14

22.

Revise the fourth paragraph to disclose your net losses and quantify your revenues for the most recent period and cumulative revenues to date.

Response:

We have revised this paragraph to disclose our revenue and net losses for the period ended December 31, 2011 and June 30, 2012.

23.

We note your disclosure that “50% of our revenues will be derived from sales of honey and honey bee products and the balance of [your] revenue through leasing [your] beehives for pollination.” Please also disclose what percentage of your past revenues was derived from selling honey and leasing of your beehives.

Response:

We have revised this disclosure to indicate how our revenue was derived.

24.

Please describe the distribution channels for your honey products.

Response:

We have added disclosure to describe our current distribution channels as requested.

Pollination, page 14

25.

We note that you charge $120 per hive for bee pollination services. Please revise to clarify if this is a monthly charge, describe the length of the pollination services and disclose the number of months in a year you can rent out your hives for pollination.

Response:

We have revised this disclosure to clarify our hives are rented at $120 for the pollination period of 4 to 6 weeks from February until March.

26.

Please revise to remove the word “enormous” to describe the demand for crop pollination services.

Response:

As requested, we have deleted the word “enormous” from our disclosure.

Honey Products, page 15

27.

Please substantiate the statement that the unique flavor of honey makes people choose it over sugar and other kinds of sweeteners and revise to state as a belief of management. Alternatively, please remove the statement.

Response:

We have revised our disclosure to delete any reference regarding unique flavor or choices.

Status of Any Publicly Announced New Product or Service, page 16

28.

We refer to your statement that you plan to utilize the Internet “as a mainstay of [your] future advertising and support for [your] sales representatives” and that you plan to research “how to expand sales force.” Please revise to disclose whether you have any sales representatives at this time. If you do not have any sales representatives now, please delete disclosure that suggests otherwise.

Response:

We have revised this disclosure to clearly state we do not currently have a sales force but intend to develop one in the future.

Our Employees, page 17

29.

We note that you currently have one employee. Please explain to us how you are able to maintain the 150 hives, engage in swarm removal and produce your honey products with one employee.

Response:

We have not revised our disclosure.  Below is an explanation of how our sole employee is able to maintain the hives, perform swarm removal and extract honey.

Beekeeping, in general, is laborious.  However, if planned and organized accordingly it can be manageable, trouble-free, painless and even satisfying.  Maintaining hives takes a lot of consistent work.  You can’t examine all hives in one day or one visit.  I normally examine about 20 hives per day.  So every 10 days, each hive gets re-examined.  Examination process includes checking the brood for mites, weak bees, or some other anomaly.  I may re-arrange the frames if need or plan a new queen bee if the current one is getting old and less productive.  It is crucial to maintain the schedule.

Honey extraction is seasonal and combines examination of the hives and honey removal from frames at the same time.  The honey extraction takes about 2 months to complete and is the busiest time of the year for me.  I have to work 5-8 hours a day, every day for the month.

Bee swarm removal is also seasonal.  I make myself available on days when I am free and not busy doing some bee yard work.  Bee removal takes around an hour at most to complete.  It’s all about planning and prioritizing.

Description of Property, page 17

30.

We note that you operate from the residence of your president. Please disclose whether you pay rent for the operations at your current location. Also advise as to whether you lease property at the bee yards.

Response:

We have revised our disclosure to state we do not pay rent to our President and we do not lease space for bee storage.

Market Price of and Dividends of the Company’s Common Equity, page 17

31.

Please refer to the second paragraph in this section. It is unclear to us how conditions and trends in commercial real estate markets, change in the market valuations of commercial real estate, and the market for commercial real estate development may materially adversely affect the market price of your common stock. Please advise or revise.

Response:

We have revised our discussion to delete any reference to commercial real estate markets.

Our Business Overview, page 19

32.

We note that you reference short-term loans from a shareholder.  Please revise to disclose the name of the shareholder and advise whether you signed a written contract with your shareholder to provide for your financing. If so, please file it as an exhibit to your registration statement or advise. In addition, revise to include the terms of the loans and outstanding amounts.

Response:

We have revised our disclosure to identify the shareholder who made the loan and have included the terms of the outstanding loan and amounts.  We have included the note as an exhibit to the registration statement.

How long can we satisfy our cash requirements, page 19

33.

Please revise this subsection to explain how long you can satisfy your cash requirements given your present capital and burn rate.

Response:

We have revised this subsection to address how long we can satisfy our cash requirements considering our present capital and burn rate as requested.

34.

Please revise here and throughout the prospectus your disclosure relating to your “officers and directors,” as it appears that you only have one officer and director.

Response:

We have revised the document accordingly.

Marketing Plan, page 20

35.

Please revise your disclosure in the first paragraph of this section to disclose your prices for honey and prices of your competitors. In addition, we note your intent to add “new products such as lip balms, honey based lotions and other cosmetics products.” Please revise to disclose what products you currently offer and describe your future plans in the Plan of Operation section.

Response:

We have added the requested disclosure to our Marketing Plan section.  We have also added disclosure regarding the products we currently offer and those under development in the Plan of Operation section.

Critical Accounting Policies and Estimates, page 20

36.

Please explain what you mean by your statement that the “SEC has issued cautionary advice to elicit more precise disclosure about accounting policies management believes are most critical in portraying [your] financial results and in requiring management’s most difficult subjective or complex judgments.”

Response:

We have deleted the referenced statement.

Going Concern, page 21

37.

Please revise here to disclose the “third party” that funded your operations through loans in the amount of $60,000. In addition, based on your disclosure on page F-10, it appears that this note was due and payable on December 31, 2011. Please revise here and elsewhere to disclose whether the note has been paid off or the term of the note has been extended.

Response:

We have revised this disclosure to identify the third party lender and the due date of the note as requested.

Results of Operations, page 21

38.

Please disclose the nature of the consulting fees. Also clarify, if true, that your chief executive officer was the recipient of the consulting fees you disclosed in this section.

Response:

We have revised our disclosure to identify our sole officer and director as the recipient of consulting fees for his expertise in beekeeping.

39.

We note your disclosure that at September 30, 2011 you had “$1,760 in inventory and $4,309 in inventory.” Please revise to disclose the inventory at this specific date.

Response:

We have updated this disclosure as of June 30, 2012, the date of our most recent unaudited financial statements.

Liquidity and Capital Resources, page 22

40.

We note that you cannot provide assurances that you will be able to generate sufficient cash flow from operations and/or obtain additional financing on terms satisfactory to you. Please disclose whether your cash position is sufficient to satisfy your cash requirements for the next 12 months. Please revise to disclose the impact on the company if additional funding cannot be obtained.

Response:

We have revised  our disclosure to include the requested discussion regarding our cash requirements and need to obtain additional funding.

41.

We note the disclosure that “the credit of the officers and directors for guaranteeing any loan necessary is extremely strong.” Marketing language that cannot be substantiated should be removed. Please revise.

Response:

We have revised this sentence to remove any reference of our officer and director guaranteeing any loans.

Plan of Operation, page 22

42.

Please revise significantly to include a plan of operations for the next twelve months and then to the point of generating revenues. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.

Response:

We have revised our plan of operation to include the steps we intend to take to achieve our growth goals along with cost estimates and anticipated revenue generation.

43.

Please revise to disclose whether you currently have any secured creditors. We note your disclosure in the last paragraph on page 22 that you would use proceeds from a private placement or debt financing “to pay secured creditors if any there may be.”

Response:

 We have revised our disclosure to eliminate any reference to secured creditors.

44.

We note your discussion of your intended use of proceeds in the first paragraph on page 23. Please clarify whether this disclosure relates to your intended use of proceeds from a private placement or debt financing as you will not receive any proceeds from this offering. If not, please delete this discussion. In addition, please revise to clarify what “complimentary business assets or technologies” you intend to purchase.

Response:

We have significantly revised our plan of operation and eliminated any use of proceeds discussion.  We have disclosed that if we find we need additional capital to continue our operations, we will seek debt financing or sell some of our common stock.

Directors and Executive Officers, page 23

45.

Please discuss specific experience, qualifications, attributes or skills of your director that led to your conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Response:

We have revised this section to include the requested information.

Transactions with Related Persons, Promoters and Certain Control Persons, page 25

46.

Please revise to remove the knowledge qualification from the disclosure required by Item 404 of Regulation S-K.

Response:

The qualification language has been removed as requested.

Financial Statements for Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page F-2

47.

Please refer to the second paragraph of the audit report provided by the independent registered public accounting firm (the “independent accountant”). We note that the disclosure in this paragraph suggests that the independent accountant’s audit procedures may have been limited to examining evidence supporting the amounts and disclosures presented in the “schedule of accounts receivable.” In this regard, please amend your filing to include an audit report in which the independent accounting firm acknowledges its responsibility to examine, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Refer to Rule 2-02(b)(2) of Regulation S-X for further guidance. If the audit of your financial statements has been limited to any degree and/or for any reason, your response should include an explanation from the independent accountant which addresses such limitation and the reason therefor.

Response:

Audit report has been amended.

Balance Sheet, page F-3

48.

We note that the December 31, 2010 balance sheet provided as part of your annual financial statements (i.e., on page F-3 of your Form S-1) and the December 31, 2010 balance sheet provided as part of your interim financial statements (i.e., on page F-12 of your Form S-1) report differing asset and retained earning balances. In this regard, we note that the amounts reported in the footnotes to your annual financial statements appear to agree with the balance sheet provided as part of your interim financial statements. Please revise the balance sheets included in your registration statement, as appropriate. In addition, revise your other financial statements and related disclosures, as necessary, so that consistent financial information is presented throughout your entire filing.

Response:

Financial statements and related disclosures have been amended.

Statement of Operations, page F-4

49.

Please consider whether costs recognized in connection with depreciation of your hives should be reported as costs of goods sold and advise. If you conclude that these costs should be excluded from costs of goods sold, please (i) provide a detailed explanation of how you reached such conclusion and (ii) consider whether the disclosure requirements outlined in SAB Topic 11B are applicable to you.

Response:

Costs recognized in connection with depreciation of our hives as well as amortization of construction costs for hives has been reported as cost of goods sold.

Statement of Cash Flows, page F-6

50.

We note that your statements of cash flows for the periods ended December 31, 2010 and September 30, 2011 present cash outflows for investing activities as if they were cash inflows. Please revise your disclosure by adding parenthesis, where appropriate.

Response:

Cash flows have been amended to properly reflect investing and cash outflows.

Financial Statements for the Interim Period Ended September 30, 2011

Balance Sheet, page F-12

51.

We note that the amounts reported as “Capital Stock” and “Paid-In Capital” appear to be transposed. Please revise your balance sheet, as appropriate.

Response:

Balance sheet has been updated and amended.

Statement of Cash Flows, page F-15

52.

Please explain to us why an increase in outstanding loans of $10,000 was reported as a cash inflow from operating activities, rather than a cash inflow from financing activities. Alternatively, please reclassify this amount to the “Financing Activities” section of your statement of cash flows.

Response:

Amount reclassified.

53.

Per your statement of cash flows for the nine-month period ended September 30, 2011, the increase in you inventory balance resulted in the recognition of a cash inflow. Given that cash would generally be expended for the purchase of inventory, please advise.

Response:

Cash flow has been amended to properly reflect increase in inventory balance.

Part II

Exhibits, page II-2

54. It appears that Exhibit 23.1 is included in Exhibit 5.1. Your exhibit index states that Exhibit 5.1 is included in Exhibit 23.1. Please revise or advise. We also note that you filed your auditor’s consent as Exhibit 23.1, not Exhibit 23.2. Please revise.

Response:

We have revised our exhibit table accordingly.

Signatures, page II-4

55.

Please revise the language in the first and second paragraphs of your signatures section to comply with Form S-1 requirements.

Response:

We have revised the signature page language to comply with the Form S-1 requirements.

56.

Your Form S-1 must be signed by your principal executive officer, principal financial officer, and controller or principal accounting officer in their individual capacities. These signatures should appear after the second paragraph in your signatures section. Please revise.

Response:

We have revised the signatures accordingly.

Exhibit 5.1

57.

Please revise to add a statement in which counsel opines that the securities are “duly authorized.”

Response:

The opinion letter has been revised to include the requested language.

58.

Please revise the first sentence of the third full paragraph of the opinion to delete subsection (ii).

Response:

The opinion letter has been revised to delete subsection (ii).

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

ROYAL BEES COMPANY, INC.

/s/ Vladimir Lyashevskiy

Vladimir Lyashevskiy

President